File No. 70-9081

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                         AMENDMENT NO. 4
                             to the
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                 Entergy London Investments plc
                 (formerly Entergy Power UK plc)
                          Templar House
                       81-87 High Holborn
                     London WC1V 6NU England

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
(Name of top registered holding company parent of each applicant or declarant)
               ___________________________________
           Michael B. Bemis              William J. Regan, Jr.
           Executive Director            Vice President and
           Entergy Power UK plc            Treasurer
           Templar House                 Entergy Services, Inc.
           81-87 High Holborn            639 Loyola Avenue
           London WC1V 6NU England       New Orleans, LA 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Laurence M. Hamric, Esq.     William T. Baker, Jr., Esq
           Denise C. Redmann, Esq.      Kevin Stacey, Esq.
           Entergy Services, Inc.       Reid & Priest LLP
           639 Loyola Avenue            40 West 57th Street
           New Orleans, LA 70113        New York, NY  10019

Item 2.  Fees, Commissions and Expenses.

     Item 2. is hereby amended and restated to read as follows:

      The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Entity Interests are not expected to exceed the following:



 Filing Fees-Securities and Exchange Commission         $90,909
 *Rating Agencies' fees                                  50,000
 *Trustee's fees                                         10,000
 *Fees of Company's Counsel:
 Richards, Layton & Finger, P.A.                         50,000
 Reid & Priest LLP.                                      75,000
 Linklaters & Paines.                                    75,000
 *Fees of Entergy Services, Inc. .                       60,000
 *Accounting fees                                       200,000
 *Printing and engraving costs                          200,000
 *Miscellaneous expenses (including Blue-Sky expenses)   50,000
                                                        -------
                         *Total Expenses                860,909
___________________                                     =======
*Estimated


      The fees, commissions and expenses of the Underwriters expected to be incurred with respect to the Entity Interests will not exceed the lesser of 3.25% of the principal amount of the Entity Interests to be sold or those generally paid at the time of pricing for sales of such subsidiary interests having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

Item 6.  Exhibits and Financial Statements.

     (a)  Exhibits

          F-1   Opinion  of Laurence M. Hamric, Esq.  Counsel  to
                Entergy London Investments plc.

                            SIGNATURE


               Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                    ENTERGY LONDON INVESTMENTS PLC

                    By:  /s/William J. Regan, Jr.
                            William J. Regan, Jr.
                                Treasurer

Dated:  October 31, 1997